82-/211

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04030936

RECEIVED
2004 JUN 23 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP
Inspiring Global Enjoyment

Fosters Brewing

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

SUPPL

8 June, 2004

BERINGER BLASS WINE ESTATES (BBWE) TRADE OPERATIONAL REVIEW

Foster's Group Limited (Foster's) today announced the outcome of a comprehensive review ("the Review") of its Global Wine Trade business.

The Review was initiated in January 2004 in response to more competitive wine industry conditions, particularly in North America. These difficult circumstances are the result of an oversupply of wine, which led to the emergence of new categories such as extreme value wine, and a simultaneous slowdown in the historical growth rates for premium priced Californian wine.

Although BBWE continues to lead the industry in terms of margin and cash generation, its performance has been adversely impacted by these, and other business-specific factors, including a lower level of brand investment in recent years.

Summary of the Review Initiatives

Highlights of the initiatives to be taken as a result of the Review include:

- Substantially increased investment in brands and marketing, new product development and innovation across all key markets to improve BBWE's revenue and earnings performance;
- Steps to better align current and future supply with expected demand in North America, including more extensive application of the outsourcing model;
- Changes to the organisational capability of the group including the creation of a global supply chain function and the integration of systems and processes in demand forecasting and procurement activities across the group; and
- A range of initiatives to reduce costs, capture operational efficiencies and enhance the flexibility and capital efficiency of BBWE's supply and production base, to ensure BBWE is able to compete effectively and profitably at all key price points.

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Key Financial Outcomes

The Review will result in the immediate implementation of a range of initiatives aimed at delivering:

- Above category volume and revenue growth and sustained low double-digit EBITAS growth rates from F06, after a year of consolidation in F05 associated with brand investment and, therefore, more modest growth;
- EBITAS margins for the total Wine Trade business in excess of 20% in F05 and increasing to mid-20's by F09;
- Operating cash flow to EBITDAS of between 70% and 80%; and
- Return on capital employed (ROCE) for the total BBWE business showing a significant

The Review is expected to generate gross efficiency gains of $60 million[1] per annum by F07 increasing to about $85 million per annum by F09. Approximately half of these efficiency gains are expected be re-invested into brand building and innovation.

In addition, the infrastructure consolidation activities in North America and Asia Pacific will result in at least a 40% reduction in planned capital investment, compared with that announced at the full year (of approximately $150 million).

Total Wine Group capital expenditure is estimated to be approximately $100 million per annum over the period F05 to F09.

The Review will result in write-downs and specific provisions, in addition to those announced at the half year, estimated at between $270 million and A$300 million, which will be included in the F04 full year results.

The SGARA impact arising from the disposal of bulk wine and vineyard divestments is expected to be less than an additional $12 million in F04.

The financial implications of the Review are outlined in detail on pages 9-11 of this announcement.

Organisational & Management Changes

Several key management changes will also take effect over the next six months. Walt Klenz will retire at the end of December but has agreed to continue as a senior adviser to the Board and management after that date.

Jamie Odell will take over as Managing Director, BBWE with effect from 1 January 2005, and will be responsible for implementing the Review's recommended initiatives, reporting directly to Mr O'Hoy.

Wine Clubs and Services did not form a central part of the Review. However the competitive environment, efficiency, structure and portfolio fit of these businesses will continue to be an area of focus for management.

In order to ensure the complete focus of the Wine Trade management team on the successful execution of the Review's initiatives, Neville Fielke, currently Senior Vice President Global Business Development, has been appointed Managing Director, Wine Clubs and Services reporting to Trevor O'Hoy.

Commenting on the outcome of the Review Foster's President and CEO, Trevor O'Hoy, said:

"BBWE is among the world's leading global wine companies and already enjoys some significant competitive advantages, namely a portfolio of strong wine brands and one of the most impressive premium footprints of any major wine company.

"The implementation of the Review's recommendations will build on BBWE's strengths and position the business strongly for the future.

"By establishing a business model that is more flexible and responsive to consumer trends, BBWE will be better able to meet supply and demand requirements through market cycles.

"A renewed focus on brand investment, new product development and innovation will further underpin BBWE's ability to produce exceptional quality wine at all price points."

Mr O'Hoy said that, while the Review's initiatives will deliver sustainable high quality earnings and cash flow, management would continue to focus on improving the capital efficiency and return profile of the Global Wine Trade business.

[1] All dollar amounts referred to in this release are Australian dollars

"Foster's strategy of business balance and diversity, which combines the growth opportunities in wine with the strong cash flow and high returns of beer, has delivered overall reasonable returns for the group despite recent difficulties experienced by the global wine business.

"This combination of growth and returns provides Foster's with a significant competitive advantage and underpins its ability to deliver strong total shareholder returns."

Key Initiatives

The Review has focussed on the following key areas, details of which are summarised below:

1. **Revenue Growth**
2. **Supply Chain Efficiencies**
3. **Excess Supply and Alignment of Future Supply & Demand**
4. **Organisational Capabilities**

1. Revenue Growth

Substantially increased investment in core and secondary brands, and an acceleration of new category and new product development and innovation is expected to drive above category volume and revenue growth, and lead to the achievement of sustainable low double-digit earnings growth after a year of consolidation in F05[2].

Brand Investment

BBWE intends to increase brand investment and marketing spend in the US, Australia and the UK to accelerate the growth of its core brands (Beringer and Wolf Blass) and to strengthen its secondary brands (Saltram, Yellowglen, Chateau St Jean and Meridian).

Key components of the programme include:

North America

- Substantially increased investment in the Beringer brand to strengthen its leading position (by value) in the bottled wine market in the US[3].
- Particular emphasis on stimulating growth in the US$8-10 category.
- Significantly increased investment in Wolf Blass in the US, where considerable potential exists to position Wolf Blass as the leading Australian brand over US$10.

Asia Pacific

- Increase spend on the Wolf Blass brand to consolidate and grow its existing leadership position in the Australian bottled wine market (by value)[4], including extension of the successful television advertising campaign "Australian Wine At Its Peak";
- Greater marketing and advertising expenditure behind Yellowglen to build on the highly successful "Bubbly Girl" campaign (particularly focussed on increased frequency and regional penetration);
- Further investment to establish Saltram as the No. 2 BBWE brand in Australia, following Australia's largest ever television advertising launch for a wine brand in July 2003.

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[2] Based on estimated category growth dynamics (indicated above) and an A$/US$ exchange rate of 69 cents assumed over the course of the Foster's planning cycle from F'05-F'09

[3] Based on AC Nielsen Quarterly data to March 31st 2004

[4] Based on AC Nielsen Quarterly data to March 31st 2004

Europe, Middle East and Africa

- Commencement of a brand marketing programme for Wolf Blass to extend its position in the above £5 category, following successful organic growth in distribution of Wolf Blass in the UK market;
- Incremental investment for Wolf Blass in Ireland to consolidate its leading position in that market;
- Increased Beringer (Stone Cellars) brand investment in the UK.

New Product Development and Innovation

The Review has resulted in a substantially upgraded commitment to new product development and innovation.

Global innovation teams will be established to work with local management to develop new products, and to rapidly bring new concepts to market, as exemplified by Yellowglen "Pink", which was successfully launched just twelve months ago and is already ranked in the top four sparkling products in Australia by value.[5]

BBWE believes that broader application of its outsourcing model together with the development of innovative new concept wines will provide an opportunity to expand its product range into other price segments and markets. BBWE will focus on building brands that represent consistent quality and value, in a manner that maintains profitability and returns.

BBWE will also explore opportunities to utilise the distribution capabilities and consumer research insights of other businesses within the Foster's group.

Initiatives in progress, or planned for rollout over the remainder of F04 and F05 include:

- ***Launch of a sparkling White Zinfandel product*** in the US (Beringer is the leading White Zinfandel brand by value in the US);
- ***Development of concept or lifestyle brands***, easy-drinking wine styles characterised by visually appealing packaging that have proven highly successful at lower price points;
- ***Product range extensions and product re-packaging*** in North America and Asia Pacific (including Greg Norman Estates, Chateau St Jean, Yarra Ridge and Jamiesons Run);
- ***New packaging concepts*** in North America and Asia Pacific (for example, Carmenet Premium casks and the introduction of 187ml x 4 pack White Zinfandel);
- ***Broader range of super premium and icon brand initiatives*** (including Eden Valley "Shadowood", Saltram's "The Eighth Maker").

2. Supply Chain Efficiencies

A range of initiatives are planned to simplify production operations, reduce costs, capture operational efficiencies and improve capital utilisation in North America and Asia Pacific.

In North America, production and warehousing facilities will be consolidated, and the number of packaging centres will be reduced from four to three.

In Asia Pacific, significantly lower production costs will result from the transfer of three production sites to the highly efficient Wolf Blass winery in the Barossa Valley, as well as increased outsourcing of production for below A$10 wines.

[5] Based on AC Nielsen Quarterly data to March 31st 2004

As a consequence, a new consolidated packaging facility is planned for construction adjacent to the Wolf Blass winery following the expected sale of facilities at Merbein, Victoria, and closure of the packaging facility at Smythesdale, Victoria.

Further efficiencies will result from the accelerated transfer of best practice winemaking techniques across the group, better utilisation of facilities and efficiencies in oak usage, and the introduction of a global procurement system to reduce costs of procurement and packaging materials. These initiatives are expected to result in reduced input costs commencing in F05, but with the major benefits flowing from F06 and F07.

3. Excess Supply & Alignment of Future Supply & Demand

While the primary focus of the Review has been revenue and margin enhancement, steps have been taken to address BBWE's current oversupply of wine and obsolete finished goods. These include:

- ***A reduction in shipments in the second half of F04*** to reduce distributor holdings of BBWE wine stocks to more appropriate levels, while ensuring closer alignment of future shipments and depletions. This action will reduce FY04 EBITAS by $22 million;
- ***Excess bulk wine*** (based on lower demand forecasts in the US) and ***obsolete inventory*** (mainly associated with distributor de-stocking in Europe) will be ***written down to net realisable value*** and will be disposed of responsibly.

A number of measures are being taken to better align the future supply of fruit in North America with forecast demand. These include:

- ***Disposing of certain non-strategic vineyards*** in California and Australia;
- ***Reducing contracted grape supply*** in California by assigning certain contracts surplus to requirements to third parties, thus accelerating the natural expiry of oversupply in particular growing regions;
- ***Improving demand forecasting across the group*** to better align the supply of own-vineyard sourced, contracted and spot-purchased fruit with product demand across the portfolio; and
- ***Extending the outsourcing model*** to minimise capital investment, while securing supply in high-value, supply-constrained regions to maintain brand equity and wine quality.

4. Organisational Capability

The Review has also identified a number of opportunities across the Global Wine Trade business to implement global standards, structures and processes to improve the efficiency and operation of the business.

Planned initiatives include:

- Creation of a Global Supply Chain function, including Global Sales & Operations Planning, extending across all of BBWE's supply and sales regions;
- Creation of a Global Innovation team, to work with CUB's existing consumer and customers' insights team, as well as a Global Brand Marketing group;

In addition, a number of other global functions, such as planning, procurement, finance and manufacturing will be established to ensure consistency and maximise the benefits of BBWE's global scale.

Management Changes

Several key management changes will also take effect over the next six months. Walt Klenz will retire at the end of December but has agreed to continue as a senior adviser to the Board and

management after that. Mr Klenz will also act as a conduit to US distributors, wine writers and critics, and customers.

Over the next six months, Mr Klenz will oversee the smooth transition of the Wine Trade business to Jamie Odell who will take over as Managing Director, BBWE with effect from 1 January 2005. Mr Odell will be responsible for implementing the initiatives recommended and delivering on the expected outcomes and will report directly to the CEO, effective immediately.

Commenting on the management changes, Foster's President and CEO, Trevor O'Hoy said,

"I am delighted that Walt Klenz has agreed to stay on to oversee a smooth transition of the Trade and Clubs businesses. During his career, Walt has created one of North America's, and indeed the world's, leading premium wine groups.

"His leadership, insights into the global wine market, and outstanding relationships with wine influencers in North America will be invaluable for the new team over the next six months.

"Jamie Odell's leadership of the highly successful BBWE Asia Pacific Trade business, as well as his management of the Review process, have shown him to be an ideal candidate to drive and implement the recommendations of the Review, and to lead the global Wine Trade business into the next phase of its development."

Wine Clubs and Services

Wine Clubs and Services did not form a central part of the Review. However the competitive environment, efficiency, structure and portfolio fit of these businesses will continue to be an area of focus for management.

In order to ensure the complete focus of the Trade wine management team on the successful execution of the Review's initiatives, Neville Fielke, currently Senior Vice President Global Business Development, will also assume the role of Managing Director, Wine Clubs and Services with immediate effect, reporting to Trevor O'Hoy.

In the context of more competitive market conditions for these businesses, the useful lives and residual values of intangible assets have been reassessed. Assigning shorter lives to these assets will result in an increase in the annual amortisation expense of $15 million, effective 1 July 2003.

The second half performance of Wine Services has been impacted by a number of factors, including challenging market conditions and the loss of some contracted customers and distribution agencies in Australia and New Zealand. As a result, the business is expected to deliver EBITA in F04 of just under $20 million, down from $35 million in F03.

Market Outlook – North America

Supply/Demand

Based on industry data, BBWE expects supply/demand in North America to progressively re-balance between F05 and F07 on a varietal-by-varietal and region-by-region basis. While current levels of surplus producer inventories will continue for some time, this no longer appears to be fuelling the momentum of extreme value offerings.

After measures to align future supply and demand have been taken, BBWE expects its own supply to return to relative balance from F05 onwards.

Bulk wine prices have firmed over the last 12 months and can be expected to strengthen further. Increased retailer support for higher price/higher margin products and strengthened macro-economic and consumer confidence indicators, provide some evidence of a recovery in demand across the main price points.

More particularly for BBWE, the on-premise and luxury segments (across all channels) are growing strongly, while competitive pressures continue in the US$5-10 categories in the off-premise channel.

Category Growth Forecasts

BBWE expects the total North American table wine market to grow at an average of 2-4% per annum between F05 and F09, with growth in domestic premium wine estimated at 4-6%. The imported Australian category is expected to show growth of 7-14% per annum, dependent on price points.

BBWE Growth Forecasts

In continuing tough market conditions, BBWE's overall depletions growth has been running at just over 4% over the last six months, with the following growth characteristics displayed in the various channels to market:

- On-premise depletions (approximately 20% of BBWE's business by value) up by 12%;
- Off-premise, including chains and supermarkets, (approximately 32% of BBWE's business by value) displaying no growth in the period. This is mainly due to the withdrawal of some aggressive promotional deals in selective United States markets. BBWE is working with distributors to improve performance in this channel;
- Other Off-premise, non-chain retail outlets (approximately 37% of BBWE's business) have grown by 2%; and
- Off-premise Club store depletions (approximately 12% of BBWE's business by value) have grown by 10%.

BBWE has a strong track record of outperforming category growth rates throughout the late 1990s and early 2000s. Based on planned levels of brand investment, range extensions and new product launches, BBWE expects to achieve volume and value growth at or above category levels, which are expected to translate into high single digit volume growth, from F06. In F05 earnings growth is expected to be modest as a result of higher input costs from previous harvests and increased brand investment.

Market Outlook – Australia and UK

BBWE expects the Australian table wine market to grow by 2-4% per annum, with the $10-15 category (where 65% of BBWE's sales occur) expected to grow at mid- to high single-digits. The growth of BBWE's existing portfolio and continued brand investment is expected to drive high single-digit growth.

In the UK, the total bottled wine market is expected to grow at 4-5%, with the above £5 category growing between 10-20% over the period F05 to F09, depending on price points. BBWE's total portfolio is expected to grow at a rate significantly higher than the category during this time.

Financial Implications of the Wine Trade Review

The implementation of the initiatives outlined above are expected to result in gross efficiency gains of $60 million per annum by F07 increasing to $85 million per annum by F09, excluding any benefits arising from increased revenue growth and/or price increases. About half of these efficiency gains will be re-invested into brand building and innovation.

Write-downs and Specific Provisions

Write-downs and specific provisions, in addition to the $A144 million announced at the half year, estimated at between $270 million and A$300 million, will be included in the F04 full year results.

Approximately 25% of the total write-down of excess inventory of between $135 - $145 million relates to restoring Stone Cellars to its originally intended blend structure and outsourced production model, and ceasing the use of higher cost fruit in this brand. This adjustment to carrying values is expected to deliver an improved EBITAS contribution over the next two years.

The remaining write-downs of excess inventory will deliver minimal future profit and loss benefits since the fruit is surplus to requirements. The actions taken relating to asset consolidation and cost efficiencies are expected to deliver significant future year efficiency and capital improvements.

The following two tables provide a summary of the estimated write-downs and specific provisions associated with the Review initiatives.

The first table identifies the expected adjustments by balance sheet category. The second table classifies the expected write-downs and specific provisions associated with the main areas of focus of the Review (Excess Supply and Future Supply Alignment, Supply Chain Efficiencies, as well as project restructuring and other costs).

Estimated ranges are provided, as the final amounts will depend on factors including, market conditions, execution of work in progress and exchange rate movements.

Statutory Reporting Basis

	Estimated Ranges
INVENTORY WRITE-DOWNS • Mainly surplus wine & obsolete finished goods	$135 - $145 million
PROPERTY, PLANT & EQUIPMENT (including Agricultural Assets) • Includes vineyard dispositions, wineries and rationalisation of packaging facilities	$40 - $50 million
COSTS & OTHER SPECIFIC PROVISIONS • Includes onerous contracts, restructuring & other costs	$95 - $105 million
TOTAL	$270 - $300 million

Write-downs & Other Specific Provisions Associated with Main Wine Trade Review Initiatives

	Estimated Ranges/Amounts[6]
EXCESS SUPPLY/SUPPLY ALIGNMENT	
Excess Inventory • Approximately 25% of the write-down relates to Stone Cellars fruit alignment to ideal blend/product profile • Balance representing write-down to net realisable value of excess inventory – roughly 2/3rd excess inventory based on lower demand and obsolete stock – roughly 1/3rd associated with excess inventory from lower shipments arising from distributor inventory reductions	$135 - $145 million
Future Supply Alignment Measures • Mainly vineyard dispositions (Nth America & Australia) • Onerous grape supply contract provisions	$35 - $40 million $35 - $40 million
SUPPLY CHAIN EFFICIENCIES	
• Asset Consolidation – Mainly Asia Pacific • Cost efficiencies – Onerous contract provision (oak barrel leases)	$10 - $15 million $35 - $45 million
PROJECT RELATED COSTS	
• Restructuring & other costs (retrenchments, closure costs associated with facilities, project costs)	$25 - $35 million

Further information:

Media:

Lisa Keenan

Tel: +613 9633 2265

Mob: 0409 150 771

Investors:

Robert Porter

Tel: +613 9633 2560

Mob: 0407 391 829

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[6] Categories are estimated ranges and are not additive. Total estimated write-downs and provisions are within the range of $270 - $300 million

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

8 June, 2004

BBWE ANNOUNCES 2004 HARVEST RESULTS

Beringer Blass Wine Estates (BBWE), a global leader in premium wine and a major division of Foster's Group Limited (Foster's) today announced the results of its 2004 Australian and New Zealand grape harvest intakes, including grapes the company grows, purchased grapes and purchased wine.

Australia:

The 2004 intake of 106,572 tonnes is 8% higher than the 2003 intake of 98,320 tonnes and equates to approximately 8.5 million 9 litre cases of wine.

The red varieties totalled 63,447 tonnes and the white varieties totalled 43,124 tonnes.

The intake is in line with forecast requirements for BBWE's domestic and export wine programs, with the Asia Pacific supply planning team actively managing this years intake to ensure a balanced supply and demand situation for the Australian wine portfolio.

New Zealand:

The 2004 intake of 4,669 tonnes is 103% higher than the 2003 intake of 2,300 tonnes and equates to approximately 380,000 9 litre cases of wine.

The red varieties totalled 1,604 tonnes and the white varieties totalled 3,065 tonnes.

The larger intake in 2004 reflects a combination of improved seasonal conditions and the increased fruit available from the Northbank vineyard in Marlborough which was leased in March 2003. The increase is an excellent outcome given the continuing strong growth in demand for BBWE's Matua Valley wines, particularly in export markets such as the United States.

For information contact:

Media
Nicole Devlin
Tel: +613 9633 2261
Mob: 0418 202 375

Investor Relations
Robert Porter
Tel: +613 9633 2560
Mob: 0407 391 829